

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 4, 2009

Room 7010

Raymond J. Balsys
Chief Financial Officer
Parlux Fragrances, Inc.
5900 N. Andrews Avenue #500
Fort Lauderdale, FL 33309

>   **Re: Parlux Fragrances, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2008**
>   **File No. 000-15491**

Dear Mr. Balsys:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2008

Cover Page

1. We note that you have checked the box on the cover page indicating that you are an accelerated filer. Rule 12b-2(1)(i) defines an accelerated filer as an issuer that had an aggregate market value of its common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the issuer's most recently completed second fiscal quarter. It appears that the company determined at the end of its March 31, 2008 fiscal year that the market value of its common stock held by non-affiliates was less than $50 million, as of the last business day of the most recently completed second quarter, i.e. September 28, 2007. Please tell us why you believe you are an accelerated filer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General:

2. In your risk factor disclosure on page 12, you discuss how consumer spending on fragrance and other accessory products is influenced by general economic conditions. You further discuss in your Form 10-Q for September 30, 2008, the consolidation in the US department store retailing industry. However, you have not included any discussion of the current economic environment or its impact on your operations or liquidity in MD&A. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the significant drop in consumer business for retailers and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on operations since March 31 on, your customers, expected trends, management's response for managing these events, potential future actions by management and how you expect all of the new licenses you have entered into in 2008 to perform in this current economic environment. Discuss the recent impairments of trade names and licenses in 2007 and 2008. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Critical Accounting Policies

3. We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, discuss how you have assessed your inventory valuation in the current market environment. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

Results of Operations

4. Please revise future filings, to explain why there was such a significant increase in Perfumania sales during 2008. We further note sales to Perfumania dropped 34% in the third quarter 2009. Please ensure your revised disclosure, in future filings, explains in detail the reasons for fluctuations in the volume of sales to this party.

5. We note that your advertising and promotion expenses decreased 22% during 2008. Please explain in further detail how these expenses decreased during 2008 when you launched new products during 2008 that resulted in significant increases in sales.

6. Royalties expense increased 22% during 2008 as a result of license requirements for your "current sales mix" and royalties for "certain brands." Please revise future filings to discuss in detail the actual sales mix that resulted in the increase, whether or not you anticipate a change in this sales mix and if so the impact this sales mix or certain brands will have on operations.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Y. Segment Information, page F-14

7. We note that you sell several brands of fragrances and have discreet financial information for each brand as you have been able to discuss how certain financial statement line items have been impacted by certain brands. We also note that one of your customers, Perfumania, accounted for more than 10% of your net sales in each period presented. Accordingly, in future filings, please disclose the information required by paragraphs 37-39 of SFAS 131.

Note 3. Inventories, page F-16

8. In future filings, please explain how you determined the amount of inventory to classify as long-term. Explain how you determined the items are appropriately classified as long-term, rather than evaluating the impairment based on the estimated selling price in a normal business cycle. Explain what happened to this inventory, specifically addressing the nature of the inventory (e.g. brand), whether or not it was sold during 2008 or merely reclassified to current and how management determined this reclassification was appropriate.

9. On page 31 you discuss some reasons for the high inventory balances relative to cost of sales. The statements of cash flows report the write downs of inventories of $1.1 million, $3.6 million and $1.8 million in the last three full fiscal years, and the apparent net reversal of $28,000 in write downs during the six months ended September 30, 2008. Please expand the notes to the financial statements in future filings to disclose the amount of write downs in each period, the nature of these items, and the facts and circumstances surrounding management's determination of the amount of write downs or reversals.

Considering our comment on critical accounting policies, above, please provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions in MD&A. It appears a quantification of the amount of inventory attributable to each fragrance brand would greatly aid investors in understanding the relationship of the inventory levels to the current stage in the brand life cycle and the potential risks associated with concentrations of inventory in specific brands.

Note 6. Tradenames and Licenses, page F-17

10. We note you have recorded impairment charges for the XOXO license during 2007 and 2008. Please revise disclosure, in future filings, to discuss the events and circumstances surrounding management's determination that an impairment charge was necessary. Refer to paragraph 46 of SFAS 142. Further, considering the decline in your stock price during 2008 and the current economic environment, tell us whether or not these factors have triggered an interim impairment test under SFAS 142. Explain how you determined intangible assets are recoverable in the current market environment.

Note 17. Selected Quarterly Financial Data, page F-35

11. We note certain fluctuations in your quarterly data that have not been discussed in MD&A. For example, you incurred a net loss in the first quarters of 2007 and 2008 and a loss in the third quarter of 2007. Please note that any significant variations in quarterly data should be discussed in MD&A pursuant to Item 302 of Regulation S-K.

Exhibit Index

12. Please tell us if you have any material contracts or agreements with Perfumania and whether such contracts are filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-K/A

Item ll. Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

13. We note on pages 7 and 8 that you have engaged in benchmarking of total compensation or material elements of compensation. In future filings, please identify the benchmark and component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Current Executive Compensation Program Elements, page 7

14. We note that elements of executive compensation are based on variables linked to the attainment of financial and operational objectives, but you have not disclosed any specific items of performance that are evaluated or target levels of those items. In future filings, please disclose the items of your performance that are measured and the related target levels for each executive officer. Also analyze how individual roles and performance factor in to the compensation amounts you disclose for each executive officer. See Item 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dorine H. Miller, Financial Analyst, at (202) 551- 3711 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief